FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of May 2004

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on May 18, 2004, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing that Panasonic and Toray will build world’s largest PDP plant in Japan.

2.	News release issued on May 21, 2004, by the registrant, announcing the closure of a vacuum cleaner company in Spain.

3.	Notice of the annual shareholders’ meeting (English translation) issued by the registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: June 1, 2004

FOR IMMEDIATE RELEASE

May 18, 2004

Media Contacts:

Matsushita Electric Industrial Co., Ltd.

    Mike Kitadeya / Karl Takahashi

    International PR

    Tel: 06-6949-2293 Fax: 06-6949-2255

Panasonic News Bureau

    Tel: 03-3542-6205 Fax: 03-3542-9018

Toray Industries, Inc.

    Ichiro Maeda

    Corporate Communications Section

    Tel: 03-3245-5179 Fax: 03-3245-5459

    E-Mail: Ichiro_Maeda@nts.toray.co.jp

Panasonic and Toray to Build World’s Largest PDP Plant in Japan

-- New Plant to Expand Panasonic’s Total Capacity to 4.5 Million a Year --

Osaka, Japan – Market leader in plasma display TVs, Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand products, and diversified chemical group Toray Industries, Inc. today announced that their joint venture company, Matsushita Plasma Display Panel Company Ltd. (MPDP), will reinforce its PDP (Plasma Display Panel) manufacturing capability by constructing a third plant in Amagasaki City, Hyogo Prefecture. MPDP will invest 95 billion yen in the new plant, giving Panasonic the largest commercial production capability for PDPs in the world.

The new plant, located in the Osaka Bay area, will have a production capacity of over 250,000 units monthly (calculated as the basis of 42-inch screen-size panels) and more than 3 million PDPs annually -- the largest in the world in terms of production volume.

MPDP will break ground for the new plant in September this year with an anticipated opening date in November 2005.

The new plant is Panasonic’s fourth PDP manufacturing facility. In addition to two current plants in Japan, the company also operates a PDP plant in China, Shanghai Matsushita Plasma Display Co., Ltd. The four plants’ total PDP output will be 4.5 million units per annum. With the largest commercial production capacity in the industry, Panasonic continues to strive to capture the leading share in the global flat-panel TV market.

“By introducing next-generation process technologies and production systems, Panasonic will strengthen its commitment to the global PDP market,” said Mr. Fumio Ohtsubo, President of Panasonic AVC Networks Company. “To maximize efficiency and quality, all our PDP plants, including this new one, have an integrated production system from devices to finished products. This end-to-end production is Panasonic’s big advantage.”

The new plant will be able to manufacture large glass substrates used in making PDPs to increase productivity and realize speedy and flexible supply.

“Driven by surging demand in Japan, the US and Europe, the PDP market continues to grow rapidly,” Mr. Ohtsubo added. “Digital terrestrial broadcasting services were introduced in Japan last December, and the digital broadcasting infrastructure is now being built in other parts of the world such as China and Southeast Asia, where large-screen and high-resolution flat-panel TVs are finding their way into living rooms. PDPs are also becoming more popular for public displays as well as for medical and educational applications. By the year 2008, PDP worldwide demand is expected to exceed 10 million units or 3 trillion yen.”

Positioning PDP as their core business, Panasonic and Toray are committed to running MPDP together and making a significant contribution to the progress of the audio-visual industry on a global scale.

Profile of New Manufacturing Facility

Name:	Matsushita Plasma Display Panel Company Ltd. Third Plant

Location:	Amagasaki City, Hyogo Prefecture, Japan
(lot area: approx. 14,000 square feet)

Investment:	95 billion yen (Approx. US$835.5 million)
(including plant construction and equipment costs)

President:	Ken Morita
Vice President, Panasonic AVC Networks Company

Business Activities:	Production and sales of plasma TVs, plasma display panels for business use, plasma display modules and related products

Capacity:	250,000 units per month

Construction:	Groundbreaking in September 2004

Operation:	To commence in November 2005

Employees:	Approx. 800 (initial stage)

Floor Space:	Approx. 12,000 square feet

About Panasonic

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand name, is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the Company recorded consolidated sales of US$71.92 billion for the fiscal year ended March 31, 2004. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, New York (NYSE:MC), Euronext, Amsterdam and Frankfurt stock exchanges. For more information on the company and its Panasonic brand, visit the Matsushita website at http://www.panasonic.co.jp/global/top.html

About Toray

Toray, a leading diversified chemicals corporate group, has been technology-focused since its foundation in 1926. The company’s operations are underpinned by technological expertise in organic synthetic chemistry, polymer chemistry, and biochemistry- Toray’s three core technologies. These innovative technologies have yielded “advanced materials” that Toray is now exploiting to provide customers with comprehensive solutions through Fibers and Textiles, Plastics and Chemicals, IT-related Products, Housing and Engineering, Pharmaceuticals and Medical Products, New Products and Other Business divisions. In FY2003, Toray had consolidated sales of 1,089 billion yen (approx $10.3 billion), and over 32,000 employees worldwide. For further information, please check www.toray.co.jp

# # #

May 21, 2004

FOR IMMEDIATE RELEASE

Media Contact:	Investor Relations Contacts:

Yoshihiro Kitadeya (Japan)	Ryuichi Tsuruta
(Tel: 06-6949-2293)	Investor Relations
(Tel: 06-6908-1121)

Akihiro Takei
Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Norio Iino
Panasonic Finance (Europe) plc
(Tel: +44-20-7562-4400)

Matsushita to Close Vacuum Cleaner Company in Spain

Osaka, Japan, May 21, 2004 — Matsushita Electric Industrial Co., Ltd. (NYSE symbol: MC), best known for its “Panasonic” brand products, today announced plans to discontinue operations at its subsidiary Matsushita Electric España S.A. (MAES) at the end of December, 2004, after which it will begin closing/liquidation procedures.

MAES, which is responsible for production of vacuum cleaners for the European market, recorded decreased profitability due to intensified competition and price declines in its market. To further expand sales of vacuum cleaners in the European market, Matsushita will shift production to factories in China.

MAES was established in Barcelona in September 1973 through the purchase of shares of Anglo Española, a Spanish manufacturer of TVs and other electric appliances. MAES has supplied approximately 13.5 million vacuum cleaners over the past 28 years, since its start of production in 1975.

[Reference]

Company Overview

1.	Basic Information (as of March 31, 2004)

Company name	Matsushita Electric España, S.A.
Representative	Norikazu Yamada, Managing Director
Location of head office	Poligono Industrial de Celra, 17460, Celra(Girona), España
Date of incorporation	September 7, 1973
Principal business	Manufacture and sales of vacuum cleaner
Share capital	Euros 3,000,000
Financial closing date	March 31
Number of employees	216
Total number of outstanding shares	1,000,000 shares
Shareholder’s equity	Euros 29,328,654
Total assets	Euros 60,032,934
Shareholders (% ownership)	Matsushita Electric Industrial Co., Ltd. (99.99%)
Matsushita Electric Europe (Headquarters) Ltd. (0.01%)
Principal customers	Panasonic sales companies in Europe
Bank references	Bankinter. Girona

2. Financial Results (for the most recent three fiscal years)

	(thousands of Euros, except per share amounts, which are in Euros)
Fiscal year ended:	March 2002	March 2003	March 2004
Sales *	73,513	54,663	28,484
Income (loss) before taxes *	1,131	(3,097)	(3,359)
Net income (loss) *	1,090	(2,545)	(3,948)
Net income (loss) per share	1.09	(2.54)	(3.95)
Cash dividends per share	0.22	21.88	0.00
Share holders’ equity per share	57.92	55.16	29.33

(Note) * Amounts less than 1,000 Euros have been omitted.

This matter will have no material effect on MEI’s consolidated, or parent-alone financial position or performance.

# # #

NOTICE OF

THE 97TH ORDINARY GENERAL MEETING

OF SHAREHOLDERS

to be held in Osaka, Japan

on June 29, 2004

(This is a translation from the Japanese of a notice circulated to shareholders in Japan.)

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

May 31, 2004

Dear Shareholders:

Notice of the 97th Ordinary General Meeting of Shareholders

This is to inform you that the Company’s 97th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the meeting.

If it is inconvenient for you to attend the meeting, you are sincerely requested to examine carefully the referential materials contained herein and to either mail, as soon as possible, the voting instruction card duly signed by you after marking “for” or “against” each bill, or to exercise your voting right via the website (for Japanese only).

* * * * * * * * * * * * *

1.	Date:	10:00 a.m. Tuesday, June 29, 2004
2.	Place:	Head Office of the Company
3.	Purposes of the Meeting:
– Matters to be Reported:
The business report, balance sheet and statement of income with respect to the 97th fiscal period from April 1, 2003 to March 31, 2004
– Matters to be Acted Upon:
	Bill No. 1:	To approve the proposed allocation of profit with respect to the 97th fiscal period
	Bill No. 2:	To make partial amendments to the Company’s Articles of Incorporation
(See pages 22-25 for details of the bill.)
	Bill No. 3:	To elect 19 directors
	Bill No. 4:	To elect 2 corporate auditors
	Bill No. 5:	To grant retirement allowances to retiring directors for their meritorious service
	Bill No. 6:	To grant retirement allowances to retiring corporate auditors for their meritorious service

Sincerely yours,

Kunio Nakamura

President and Director

Matsushita Electric Industrial Co., Ltd.

1006 Oaza Kadoma, Kadoma-shi, Osaka

(

Shareholders attending the meeting are requested to hand in the voting instruction card at the reception desk of the meeting venue. Those exercising their voting rights via the website (for Japanese only: http://www.web54.net) are requested to use the voting code and temporary password which are printed on the right hand side of the voting instruction card.

)

Editor’s notes:

1.	The financial statements and other information included in this Notice of Shareholders Meeting are prepared primarily on a parent company alone basis in accordance with Japanese regulations. In some cases where required, however, consolidated financial information is also provided herein. Parent-alone and consolidated financial information should not be confused with each other.
2.	In accordance with the Regulations concerning Financial Documents under the Japanese Commercial Code, all amounts less than one million yen have been omitted in the financial statements in this Notice, unless otherwise indicated. Similarly, in this Notice, amounts less than one-tenth of a billion yen are truncated in cases where financial tables and descriptions are provided in billions of yen.
3.	An English translation of explanations for the exercise of voting rights via the website is omitted herein. For foreign shareholders who maintain standing proxies in Japan, such explanations (in Japanese) are sent to, and available at, your standing proxies.

[Appendix to the Notice of General Meeting of Shareholders]

Business Report for the 97th Fiscal Period

(Fiscal year from April 1, 2003 to March 31, 2004)

1. Brief Business Review

(1) Business Progress and Results during the Period

Despite instability during the year ended March 31, 2004 (Fiscal 2004) caused by a sharply rising yen and escalating raw material prices, the Japanese economy showed moderate improvement as a result of increased capital investment and rising exports. The global business environment was also characterized by steady advances in the U.S. and Chinese economies, although post-war Iraq and other unstable factors remained.

Amid these circumstances, Matsushita designated fiscal 2004 as the year it would “re-declare” its founding. As such, the Company implemented group-wide initiatives representative of management’s shift in focus from “deconstruction” to “creation,” in pursuit of further growth. As a first step, Matsushita introduced an autonomous, business domain-based organizational structure, along with a new management system that places top priority on global consolidated results and cash flows. Matsushita also established a unique corporate governance system that enables swift decision-making and optimum monitoring.

During the period, Matsushita launched 90 new “V-products” that can capture top market shares and make a significant contribution to overall business results. In addition, Matsushita increased sales through global simultaneous product introductions, particularly in digital audiovisual (AV) equipment, such as DVD recorders and flat-panel TVs. As a result, overall sales of V-products reached approximately ¥1.24 trillion on a group-wide basis, leading the growth of the entire Company. In overseas operations, regarded as the group’s “growth engine,” Matsushita reinforced its regional strategies by pursuing localized and integrated management, aimed at boosting sales and accelerating return on investments. The Company also positioned the “Panasonic” brand as a globally unified brand under the slogan “Panasonic ideas for life.” This new brand strategy conveys to customers all over the world a new image for the Company and its products, while further enhancing brand value.

Meanwhile, Matsushita continued to carry out restructuring at various business domain companies to enhance profitability. Such restructuring encompassed selection and concentration of management resources, as well as initiatives to reduce inventories and material costs as part of efforts to strengthen the Company’s financial structure.

In December 2003, the Company entered into a comprehensive collaboration agreement with Matsushita Electric Works, Ltd. to enhance operations from a customer’s point of view and maximize corporate value for the entire Matsushita Group.

Although these initiatives resulted in sales growth of V-products, led by digital AV products, net sales for fiscal 2004 declined 3.7% to ¥4,081.4 billion from ¥4,237.8 billion in the previous fiscal year, due to the effects of the transfer of certain businesses to subsidiaries upon group-wide business and organizational restructuring in January 2003.

With regard to profit, despite the negative impact of a drop in sales, cost reduction efforts throughout the Company coupled with increased dividend income resulted in a recurring profit of ¥105.2 billion, up 31.2% from ¥80.1 billion in fiscal 2003.

Meanwhile, the Company recorded non-recurring profits, including ¥9.0 billion on the sale of investment securities and ¥8.5 billion related to the sale of certain tangible fixed assets, but also incurred non-recurring losses, including ¥37.6 billion in business restructuring.

As a result, net income for fiscal 2004 amounted to ¥59.4 billion, representing growth of 106.4% from ¥28.8 billion in the prior fiscal year.

Departmental Activities

In response to the new business domain structure created through group-wide restructuring, Matsushita has reclassified its business segments into four new categories: AVC Networks, including video and audio equipment, and information and communications equipment; Home Appliances, including home appliances and household equipment; Components and Devices, including general electronic components and semiconductors; and Other, including factory automation (FA) equipment and other industrial-use equipment.

A summary of sales performance by new categories for the fiscal year is as follows.

AVC Networks

Video and audio equipment

Sales in this category decreased 1.7% from the previous fiscal year, to ¥725.9 billion, due to a decline in exports owing mainly to expanded overseas production, which offset strong sales of V-products in Japan, notably digital AV products.

In the rapidly growing market for flat-panel TVs, Matsushita strengthened its product lineup and expanded sales with the launch of a new “VIERA” series, which includes high-definition plasma display panel (PDP) TVs and liquid crystal display (LCD) TVs. Furthermore, the Company introduced a new digital TV featuring a function that allows access to the Internet-based information service.

Aggressive marketing of the “DIGA” DVD recorder series, featuring models with built-in hard disk drives (HDDs) and VCR combination units culminated in a considerable increase in sales of DVD equipment.

Matsushita also expanded its digital camera business by strengthening the “LUMIX” series, which leverages unique and advanced technologies, known as “black-box” technologies, such as aspherical lenses and an optical image stabilizer (OIS). The Company also enhanced its “D-snap” series of the world slimmest SD (Secure Digital) multi-AV recorder.

In audio equipment, sales declined due mainly to weak demand for portable MD and CD players.

Matsushita did, however, greatly expand its range of SD Memory Card compatible products, covering not only audio and video equipment, but also information and communications equipment and home appliances, which further enhanced the leading position of the SD format in the industry.

In the years to come, Matsushita seeks to strengthen its “3D Value Chain,” consisting of SD Memory Cards, DVDs and digital TVs, while providing products and services in these areas that create new demand in the digital networking era.

Information and communications equipment

Sales in this category decreased 18.1% from the previous fiscal year, to ¥1,088.6 billion, due mainly to the transfer of the cellular phone and certain other businesses to subsidiaries, which offset steady sales in PCs, business-use AV systems equipment and automotive-related equipment.

In information equipment, sales of PCs were up from the previous fiscal year due to the launch of “Let’s note” series, the world’s lightest notebook computers with built-in optical drives. Other products that contributed in this category include new models of the Company’s ruggedized series of PCs with superior portability and user-friendly operations.

Matsushita also introduced “S Book,” a revolutionary electronic book which proposes a new way of reading.

In business-use AV systems equipment, the Company gained favorable market response for new products with extended recording time in the compact, light “DVCPRO” series of video systems for digital BS broadcasting and terrestrial digital broadcasting.

In automotive-related equipment, Matsushita recorded strong growth in car navigation systems for car manufacturers, and achieved brisk sales of its new wide-screen “Strada” models. Sales of terminal units for the electronic toll collection (ETC) system also increased significantly from the previous year.

For the future, Matsushita will place emphasis on the creation of products, services and systems that will provide customers’ enriched life-style in the home, office, car and outdoors, leading to the realization of a ubiquitous networking society.

Home Appliances

Sales in this category rose 1.2% year-on-year, to ¥740.4 billion. This increase was a result of new products meeting customer needs in the areas of health and the environment, as well as products catering to customers at all age levels.

In home appliances, Matsushita enjoyed considerable sales increases in washer/dryers that feature universal design with the world’s first 30-degree tilted drum and “cyclone”-system vacuum cleaners.

The Company also increased its share in the air conditioner market, releasing new models that can inactivate and eliminate allergens and viruses, equipped also with a unique “oxygen air charger” function. The Company also received acclaim from the market for its energy-saving, HFC-free refrigerators.

In household equipment, sales of ventilating fans were up, due in part to demand caused by revisions in the Building Standard Law in Japan. Sales of compact, water- and energy-efficient dishwashers also grew significantly. Matsushita advanced the development of practical applications for its home-use fuel cell co-generation system, which has been gaining attention as a new eco-conscious energy supply system.

In the years to come, the Company will continue to provide new products by maximizing synergies within the new Matsushita Group, which includes Matsushita Electric Works, Ltd. In addition, Matsushita will offer customers all over the world solutions for comfortable living based on the concepts of “peace of mind, security and brand loyalty,” “save energy and resources” and “easy to use.”

Components and Devices

Sales in this category increased 6.1% in comparison with the previous fiscal year, to ¥882.7 billion, owing to strong sales growth of key components and devices, driven by digital equipment.

In general electronic components, sales gains were led by multilayer ceramic capacitors for the information and communications equipment, speakers for thin, large-screen TVs, car sensors and multilayer printed circuit boards (ALIVH).

The Company also registered increased sales of semiconductors for high-growth digital AV equipment and mobile communications equipment, notably system LSIs for DVD recorders and digital TVs, and CCDs for digital cameras and camera-equipped cellular phones. Moreover, Matsushita commenced the world’s first mass-production of a 0.18-micron FeRAM (ferroelectric random-access memory)-embedded system-on-a-chip (SoC), and developed the industry’s smallest image sensor, featuring high-picture quality and low power consumption.

Despite sluggish sales of dry-cell batteries due to competition with low-priced products, sales of lithium-ion batteries for mobile communications equipment rose. During the period, Matsushita developed an “oxyride dry battery,” the first new dry-cell battery developed in 40 years in Japan. This battery boasts 1.5 times the life and performance of ordinary alkaline batteries.

In the coming years, Matsushita aims to achieve the leading market share in a number of strategic component and device categories by creating premium components and devices based on black-box technologies. It will also strive to pursue synergies between finished products and components and devices.

Other

Sales in this category increased 6.2% year-on-year, to ¥643.5 billion, mainly a result of increased exports, especially to China and other regions in Asia.

While the transfer of certain businesses to subsidiaries caused a decline in sales of FA equipment for Japanese market, Matsushita enjoyed a substantial increase in exports, especially to Asia and China, of compact, space-saving, high-speed electronic-parts-mounting machines.

In industrial equipment, the Company enhanced its lineup of the fully digital CO2/MAG automatic welding machine and launched new products in such categories as eco-friendly lead-free soldering equipment.

With the objective of advancing innovation and convenience for customers by delivering state-of-the-art products, Matsushita will reinforce products, software, services and engineering, particularly in the Chinese market, which is now recognized as the world’s industrial hub.

Sales Breakdown

Category	Sales (billions of yen)	Percentage of previous year	Percentage of total sales
AVC Networks	1,814.6	87.7%	44.5%
Video and audio equipment	725.9	98.3	17.8
Information and communications equipment	1,088.6	81.9	26.7
Home Appliances	740.4	101.2	18.1
Components and Devices	882.7	106.1	21.6
Other	643.5	106.2	15.8

Total	4,081.4	96.3	100.0

Domestic Sales	2,440.6	89.8	59.8
Exports	1,640.7	107.9	40.2

(Notes)	1. Amounts less than one-tenth of a billion yen have been omitted.

2. Upon the introduction of a new domain-based management system, Matsushita reclassified its business segment and product classifications from this fiscal year (fiscal 2004) according to the current business activities and product characteristics for clearer presentation. Accordingly, comparisons with the previous fiscal year are provided on a restated basis.

Research and Development

During the year under review, Matsushita realigned its technological management categorization and systems in order to promote further efficiency in R&D. Specifically, in corporate R&D functions, to encourage engineers to concentrate on prioritized R&D themes and leading-edge technologies, the Company implemented a new management system with it can administrate themes at each step in the research process. In business domain companies’ R&D functions, Matsushita significantly reduced lead time for product development by introducing an innovative R&D process management, developed from the standpoint of return on investment.

Matsushita formulated its “R&D 10-year Vision” as a corporate-wide strategy to bolster development in areas such as next-generation system LSIs, networking consumer electronics and fuel cell co-generation systems. To minimize escalating software development costs in areas such as digital consumer electronics, it established a software development site in China.

Matsushita also aggressively promoted technological collaboration and industrial partnerships. In particular, it strengthened R&D capabilities by establishing the R&D Academia Collaboration Center to advance cooperative activities with prominent universities in Japan for the development of key, next-generation technologies.

R&D expenditures during the year of the Company totaled ¥308.0 billion. On the consolidated basis, R&D expenditures amounted to ¥579.2 billion.

Capital Expenditures

With regard to capital expenditures, the Company invested a total of ¥73.6 billion, mainly to increase production in such growth areas as semiconductors and digital AV equipment. On a consolidated basis, capital investment in property, plant and equipment totaled ¥271.2 billion.

Corporate Financing

All required funds for the year were financed from internal sources.

With respect to the sixth series of unsecured convertible bonds issued in October 1994, the Company redeemed ¥80.8 billion in March 2004 as the unconverted outstanding balance of the principal amount at maturity.

(2) Future Prospects and Challenges

Regarding the business environment for fiscal 2005, the global economy, including the United States, is viewed with cautious optimism. Furthermore, exchange rate fluctuations and raw materials price hikes are forecast to continue.

Matsushita’s business vision focuses on “realizing a ubiquitous networking society” and “contributing to coexistence with the global environment,” through leading-edge technologies. Based on this vision, Matsushita aims to achieve a top global position by 2010 and become a company that creates value for customers. To achieve this, Matsushita established its new mid-term management plan “Leap Ahead 21,” for the three-year term ending March 2007, and commenced initiatives for sustainable growth.

For the initial year of the “Leap Ahead 21” plan (fiscal 2005), Matsushita plans to introduce 71 new V-products with a sales target of ¥1.5 trillion, which exceeds the fiscal 2004 result. These products for fiscal 2005 will be based on three core concepts: unique and advanced “black-box technologies” that cannot be easily imitated by competitors; “universal design” to make products easier to use for everyone; and, “environmental consideration,” such as saving energy and resources. Matsushita will also continue to implement global simultaneous product introductions. The Company will thereby develop V-products into “strong business pillars” that result in global market expansion and earning maximum profits at an early stage in product lifecycles.

Matsushita will achieve growth by concentrating management resources into strategic business areas. Investment will be focused on semiconductors, which remain key devices to digital products, while the development and production of leading-edge system LSIs will be accelerated to further strengthen competitive advantages of products.

In R&D, Matsushita will formulate a company-wide strategy and roadmap for each mid- and long-term development theme, focus investment on strategic products by further selecting and concentrating R&D resources, for creating more black-box technologies. It will also strengthen intellectual property strategies to increase competitiveness in various business fields.

Matsushita aims to achieve over 60% of total operating profit from its overseas operations, which continue to be a growth engine of the Company. Furthermore, to accomplish its goal of a ¥1 trillion in total business size of China in fiscal 2006, collective efforts will be made to realize a growth rate surpassing the rate of market expansion.

With the objective of further enhancing profitability, Matsushita will speed up structural reforms in several business domain companies. Also, the Company will promote activities to reduce inventories and cut costs, as well as eliminate waste in all areas of business, thereby creating a leaner management structure.

The Company commenced a comprehensive collaboration with Matsushita Electric Works, Ltd. in fiscal 2005, aimed at establishing an optimum operating structure from a customers’ point of view and maximizing value for the new Matsushita group. Combining the management resources of the two companies under a unified brand and business strategy will enable the provision of “solutions for comfortable living” to customers around the world. At the same time, Matsushita will work towards global excellence by achieving synergy effects, enhancing growth potential and increasing productivity.

Matsushita places a high priority on corporate social responsibility (CSR) based on the management philosophy of contributing to society as a “public entity.” The Company will strive to increase transparency and accountability as well as enhancing its contribution to the society.

The Company thanks all of its shareholders for their continued support.

(3) Financial Summary

Fiscal period	Year ended March 31,
	2001	2002	2003	2004
Net sales (in billions of yen)	4,831.8	3,900.7	4,237.8	4,081.4
Recurring profit (loss) (in billions of yen)	115.4	(42.4)	80.1	105.2
Net income (loss) (in billions of yen)	63.6	(132.4)	28.8	59.4
Net income (loss) per common share (in yen)	30.63	(63.79)	12.80	25.52
Total assets (in billions of yen)	4,599.5	4,565.9	5,062.8	5,217.9
Net assets (in billions of yen)	2,716.6	2,553.3	2,768.0	2,839.3
Net assets per common share (in yen)	1,306.37	1,225.39	1,173.14	1,224.59

(Notes)	1. Amounts less than one-tenth of a billion yen have been omitted.

2. Beginning in fiscal 2001, the Company adopted new accounting standards for retirement benefits and financial instruments, and revised accounting standards for foreign currency transactions. Beginning in fiscal 2002, the average number of shares outstanding during the fiscal period and the number of shares outstanding at the end of the fiscal period were both calculated excluding the number of shares of treasury stock.

3. Net income (loss) per share amounts are calculated using the average number of shares outstanding during each fiscal period, while assets per share amounts are based on the number of shares outstanding at the end of each period.

4. Beginning in fiscal 2003, net income per share was calculated in accordance with Accounting Standard No. 2, “Accounting Standard for Earnings per Share” and Accounting Standard No. 4, “Implementation Guidance for Accounting Standard for Earnings per Share.”

•	In fiscal 2001, steady business growth in digital AV and mobile communications equipment, combined with the expansion in components and devices and FA equipment for information and communications related products, led to an increase in net sales for the first time in three fiscal years. Profits also increased as improved overall management efficiency, including a reduction in manufacturing costs, more than offset the negative effects of a strong yen and intensified price competition.
•	In fiscal 2002, sales in all business segments decreased significantly as a result of sluggish demand and price erosion in and outside of Japan With regard to profits, decreased sales and price declines resulted in a recurring loss. Exacerbated further by non-recurring losses, including a loss on business restructuring and a loss on valuation of investment securities, the Company recorded an unprecedented net loss.
•	In fiscal 2003, the AVC Networks and Components and Devices business categories secured steady sales growth, mainly due to the success of the Company’s V-Products. In addition to increased sales, Matsushita also recorded a significant gain in profits as a result of various cost reduction initiatives and the positive effects of business restructuring.
•	Details of operations for fiscal 2004 (the latest fiscal period) are as described in the preceding pages under “(1) Business Progress and Results during the Period.”

2. Current Status of the Company

(1) Principal Business

The Company’s principal business is the manufacture and sale of electronic and electric equipment. Its major products can be classified as follows:

Categories	Main products
AVC Networks
Video and audio equipment	Videocassette recorders (VCRs), camcorders and related equipment, digital cameras, color TVs, TV/VCR combination units, LCD TVs, PDP TVs, DVD players/recorders, compact disc (CD) players, Mini Disc (MD) players, Secure Digital (SD) audio players, radios, CD radio cassette recorders, tape recorders, portable headphone players, stereo hi-fi and related equipment, electronic musical instruments, satellite broadcast receivers and related equipment, etc.

Information and communications equipment	Facsimile equipment, cordless telephones, cellular phones, PHS-related equipment, personal computers, printers, copying machines, CRT and liquid-crystal displays, CD-ROM, DVD-ROM/RAM and other optical disc drives, hard disk drives and other computer peripherals, CATV systems, broadcast-and business-use AV systems equipment, large-screen visual equipment, communication network systems equipment, private branch exchanges (PBXs), traffic-related systems equipment, car audio, car navigation and other automotive-related equipment, electronic measuring instruments, etc.

Home Appliances	Refrigerators, room air conditioners, compressors, home laundry equipment, clothes dryers, vacuum cleaners, air purifiers, electric irons, dishwashers, microwave ovens, rice cookers, induction heating cooking equipment, gas cooking equipment, electric thermos pots, electric fans, electric, gas and kerosene heaters, electric blankets, electrically-heated rugs, kitchen fixture systems, electric, gas and kerosene hot-water supply systems equipment, bath and sanitary equipment, electric lamps, photographic flash units, ventilation and air-conditioning equipment, vending machines, medical equipment, etc.

Components and Devices	Semiconductors, electronic tubes, electronic circuit components, printed circuit boards, transformers, power supplies, coils, capacitors, resistors, tuners, switches, speakers, ceramic components, LCD devices, electric motors, micro motors, dry batteries, storage batteries, solar batteries, battery chargers, etc.

Other	Electronic-parts-mounting machines, industrial robots, welding machines, electronic power distribution equipment, bicycles, fire extinguishers, non-ferrous metals, etc.

(Note)	Upon the introduction of a new business domain-based management structure, Matsushita changed its business segment and product classifications from this fiscal year (fiscal 2004) according to the current business activities and product characteristics for clearer presentation, as stated in Departmental Activities.

(2) Principal Offices and Factories

(as of March 31, 2004)

Corporate head office	: Kadoma
Corporate branch office
Tokyo Branch	: Tokyo
Research and development divisions
Advanced Technology Research Laboratories	: Kyoto
Corporate Software Development Division	: Kadoma
Corporate Network Development Division	: Kadoma, Tokyo
Advanced Devices Development Center	: Moriguchi
Corporate Manufacturing Innovation Division	: Kadoma
Sales divisions
Corporate Sales Strategy Division for National/Panasonic Retailers	: Tokyo
Corporate Marketing Division for Panasonic Brand	: Tokyo
Corporate Marketing Division for National Brand	: Tokyo
Corporate Electrical Supplies Sales Division	: Tokyo, Nagoya, Osaka
Corporate Industrial Marketing & Sales Division	: Tokyo, Osaka
Overseas management divisions
Corporate Regional Management Divisions	: Osaka
(Americas; Europe; CIS, the Middle East and Africa; Asia and Oceania; China and Northeast Asia)
Corporate International Business Operations Division	: Osaka
Corporate International Trade Division	: Osaka
Global Procurement Service Company	: Osaka
Production divisions
Semiconductor Company	: Nagaokakyo, Arai, Uozu, Tonami, Tokyo, Yokohama, Kyoto, Osaka, Takatsuki, Moriguchi, Bizen
Panasonic AVC Networks Company	: Kadoma, Natori, Tendo, Fukushima, Utsunomiya, Takatsuki, Moriguchi, Ibaraki, Kobe, Okayama, Tsuyama
Panasonic Automotive Systems Company	: Tokyo (Shinagawa), Hanamaki, Tokyo (Shibuya), Yokohama, Matsumoto, Toyota, Moriguchi, Kadoma, Hiroshima, Fukuoka
Panasonic System Solutions Company	: Tokyo (Shinagawa), Sapporo, Sendai, Utsunomiya, Tokyo (Minato), Yokohama, Niigata, Kanazawa, Nagano, Shizuoka, Nagoya, Osaka, Kobe, Hiroshima, Takamatsu, Fukuoka, Naha
Matsushita Home Appliances Company	: Toyonaka, Yamanashi, Fukuroi, Yokaichi, Kusatsu, Kadoma, Kobe, Hyogo, Yamato-Koriyama
Healthcare Business Company	: Yokohama
Lighting Company	: Takatsuki, Utsunomiya, Bizen
Motor Company	: Daito
Corporate eNet Business Division	: Tokyo, Kadoma, Osaka

(Note)	Organizational changes implemented, effective April 1, 2004, are as follows:
The Corporate Management Division for the Americas (Osaka) was divided into the Corporate Management
Division for North America (Osaka) and the Corporate Management Division for Latin America (Osaka).

(3) Shares (as of March 31, 2004)

1) Number of shares authorized to be issued	4,950,000,000
2) Number of shares issued	2,453,053,497
Increase during the period:
Issuance of shares upon conversion of convertible bonds	2,468
Issuance of shares upon share exchanges with Matsushita Electronic
Components Co., Ltd. and Matsushita Battery Industrial Co., Ltd	5,127,941
3) Number of shareholders	282,190
4) Stock acquisition rights issued
Number of stock acquisition rights issued	116
Class and number of shares for which stock acquisition rights were issued	116,000 common stock
Issue price of each stock acquisition right	No charge

5) Major shareholders:
Name	Share ownership (in thousands of shares)	% of total voting shares	Our investment in large shareholders (in thousands of shares)	% of total voting shares
The Master Trust Bank of Japan, Ltd. (trust account)	167,220	7.63%	—	—%
Japan Trustee Services Bank, Ltd. (trust account)	165,982	7.57	—	—
Moxley & Co.	103,610	4.73	—	—
Nippon Life Insurance Co.	67,796	3.09	—	—
Matsushita Investment & Development Co., Ltd.	56,949	—	—	—
Sumitomo Life Insurance Co.	54,212	2.47	—	—
Sumitomo Mitsui Banking Corporation	48,824	2.22	—	—
State Street Bank and Trust Co.	40,069	1.82	—	—
Matsushita Electric Employee Shareholding Association	37,193	1.69	—	—
Mitsui Sumitomo Insurance Co., Ltd.	35,106	1.60	6,249	0.43

(Notes)	1. Holdings of less than 1,000 shares have been omitted.
2. The Company possesses 103,570 thousand shares (1.80% of total voting shares) of Sumitomo Mitsui Financial Group, Inc., the parent company of Sumitomo Mitsui Banking Corporation.

3. Matsushita Investment & Development Co., Ltd. became a wholly-owned subsidiary of MID Holdings Corporation through a share transfer in February 2004. As a result, the shares of Matsushita Investment & Development Co., Ltd. held by the Company were exchanged for shares of MID Holdings Corporation and the Company now possesses 223,033 thousand shares (31.04% of total voting shares) of MID Holdings Corporation. The Company’s shares held by Matsushita Investment & Development Co., Ltd. do not carry voting rights as provided for in Article 241, Paragraph 3 of the Japanese Commercial Code.

4. The Company holds 134,645,885 shares of its own common stock.

6) Foreign share ownership:

No. of foreign shareholders	Share ownership (in thousands of shares)	% of total shares with voting rights
910	615,947	28.12%

7) Acquisition, disposition and possession of the Company’s own shares:

i. Acquisition of shares
Common stock	56,483,929 shares
Aggregate amount spent for share purchase	¥69,393,969,385
ii. Disposition of shares
Common stock	10,444,421 shares
Aggregate amount gained for share disposition	¥16,919,962,020
iii. Lapsed shares	None applicable
iv. Number of shares held at the end of fiscal 2004
Common stock	134,645,885 shares

(4) Directors, Corporate Auditors, etc.

1) Directors and Corporate Auditors

(Titles and responsibilities are all as of March 31, 2004.)

Title	Name	Major responsibility or occupation
Chairman of the Board	Yoichi Morishita
Vice Chairman of the Board	Masayuki Matsushita
President	Kunio Nakamura
Executive Vice Presidents	Kazuo Toda	In charge of Corporate Marketing Division for Panasonic Brand, Corporate Marketing Division for National Brand, Corporate Sales Strategy Division for National/Panasonic Retailers, Commodity Products and Electrical Supplies Sales, Advertising, Logistics, Corporate CS Division and Design / Chairman, Corporate Brand Committee
	Osamu Tanaka	Representative in Tokyo / in charge of Public and Private Institutional Relations and Recycling Business
	Yukio Shohtoku	In charge of Overseas Operations and Olympic Affairs
Senior Managing Directors	Takami Sano*	President, Panasonic Automotive Systems Company / in charge of Industrial Sales
	Susumu Koike*	In charge of Technology, Production Engineering and Intellectual Property / President, Semiconductor Company / in charge of Camera Module Business
	Fumio Ohtsubo*	President, Panasonic AVC Networks Company / in charge of Storage Device Business
Managing Directors	Haruo Ueno*	Director, Corporate Legal Affairs Division / in charge of Corporate Risk Management, Corporate Information Security and Corporate Business Ethics
	Hidetsugu Otsuru*	In charge of Facility Management, Quality Administration and Environmental Affairs
	Yoshiaki Kushiki*	In charge of Digital Network and Software Technologies
	Tetsuya Kawakami*	In charge of Finance and Accounting
	Yoshitaka Hayashi*	In charge of Appliance Business / President, Matsushita Home Appliances Company / in charge of Packaged Air-Conditioner Company and Healthcare Business Company
Directors	Josei Ito	Chairman of the Board, Nippon Life Insurance Company
	Toshio Morikawa	Special Advisor, Sumitomo Mitsui Banking Corporation
	Toshihiro Sakamoto*	In charge of Corporate Planning
	Shinichi Fukushima*	In charge of Personnel and General Affairs
Honorary Chairman of the Board and Executive Advisor	Masaharu Matsushita

Senior Corporate Auditors	Kazumi Kawaguchi	Full-time
	Yoshitomi Nagaoka	Full-time

Corporate Auditors	Yasuo Yoshino	Chairman, Sumitomo Life Insurance Company
	Kiyosuke Imai	Corporate Councilor, Matsushita Electric Works, Ltd.

(Notes)	1. Those with the title of Senior Managing Director or above are Representative Directors.
2. Josei Ito and Toshio Morikawa are outside directors as provided by the Japanese Commercial Code.

3. Yasuo Yoshino and Kiyosuke Imai are outside corporate auditors as provided by “The Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing. etc. of Joint Stock Corporations.”

4. Asterisks (*) denote members of the Board of Directors who concurrently serve as Executive Officers, pursuant to the Executive Officer System which was introduced to facilitate the development of optimum corporate strategies that integrate the Group’s comprehensive strengths.

5. Changes in Directors and Corporate Auditors during fiscal 2004:

(1) Elections:

•      At the 96th Ordinary General Meeting of Shareholders held on June 27, 2003, Shinichi Fukushima was newly elected as a Director, and Kazumi Kawaguchi and Yasuo Yoshino elected as Corporate Auditors.

•      At the board of directors meeting held on June 27, 2003, Kazuo Toda, Osamu Tanaka and Yukio Shohtoku were elected as Executive Vice Presidents, Takami Sano, Susumu Koike and Fumio Ohtsubo were elected as Senior Managing Directors, and Tetsuya Kawakami and Yoshitaka Hayashi were elected as Managing Directors.

• At the meeting of corporate auditors held on June 27, 2003, Kazumi Kawaguchi was elected as a Senior Corporate Auditor (full-time)
(2) Retirements:

At the conclusion of the 96th Ordinary General Meeting of Shareholders held on June 27, 2003, Atsushi Murayama, Takashi Kawada, Sukeichi Miki and Toshio Sugiura retired as Directors upon expiration of their terms, and Hiroaki Enomoto, Hideaki Iwatani, Masaki Akiyama, Yoichiro Maekawa and Tomikazu Ise retired as Directors and elected as Executive Officers. Also, Motoi Matsuda and Toshiomi Uragami retired as Corporate Auditors upon expiration of their terms.

6.	On April 1, 2004, the following changes were made in Director responsibilities:

Osamu Tanaka (Executive Vice President)	: Representative in Tokyo / in charge of Public and Private Institutional Relations and Panasonic System Solutions Company
Hidetsugu Otsuru (Managing Director)	: In charge of Facility Management, Quality Administration and Environmental Affairs and Recycling Business Promotion
Yoshitaka Hayashi (Managing Director)	: In charge of Appliance Business / President, Matsushita Home Appliances Company / in charge of Healthcare Business Company
Kiyosuke Imai (Corporate Auditor)	: Resigned as a Corporate Auditor upon Matsushita Electric Works’ becoming a wholly-owned subsidiary of the Company

2) Executive Officers

On June 27, 2003, an Executive Officer System was introduced to facilitate the development of optimum corporate strategies that integrate the Group’s comprehensive strengths.

(Titles and responsibilities are all as of March 31, 2004.)

Title	Name	Major responsibility or occupation
Managing Executive Officers	Hajime Sakai	President, Panasonic Communications Co., Ltd.
	Koshi Kitadai	President, Matsushita Electronic Components Co., Ltd.

Executive Officers	Hiroaki Enomoto	In charge of international affairs
	Toru Ishida	President, Matsushita Battery Industrial Co., Ltd.
	Tameshige Hirata	President, Matsushita Ecology Systems Co., Ltd.
	Hideaki Iwatani	Director, Corporate Management Division for the Americas / Chairman, Matsushita Electric Corporation of America
	Masaki Akiyama	President, Panasonic System Solutions Company / In charge of Corporate eNet Business Division
	Yoichiro Maekawa	In charge of Public and Private Institutions
	Tomikazu Ise	Director, Corporate Management Division for China and Northeast Asia / Chairman, Matsushita Electric (China) Co., Ltd.
	Yasuo Katsura	President, Panasonic Mobile Communications Co., Ltd.
	Fujio Nakajima	Senior Vice President, Panasonic AVC Networks Company / Director, AVC Development Center
	Shunzou Ushimaru	Director, Corporate Marketing Division for Panasonic Brand
	Tomiyasu Chiba	President, Matsushita Kotobuki Electronics Industries, Ltd.
	Nobutane Yamamoto	In charge of Corporate Procurement
	Kazuyoshi Fujiyoshi	Vice President, Panasonic Communications Co., Ltd.
	Tomio Kawabe	Director, Corporate Management Division for Asia and Oceania / President, Matsushita Electric Asia Pte. Ltd.
	Junji Esaka	Vice President, Matsushita Home Appliances Company / in charge of Refrigeration and Air Conditioning Business
	Takae Makita	In charge of Information Systems
	Hitoshi Otsuki	Director, Corporate Management Division for Europe / Chairman, Matsushita Electric Europe (Headquarters) Ltd.
	Takahiro Mori	Director, Corporate Communications Division
	Tsutomu Ueda	Senior Vice President, Panasonic AVC Networks Company / Director, Visual Products and Display Devices Business Group
	Masashi Makino	Director, Corporate Manufacturing Innovation Division

(Notes)	1. Those Executive Officers who concurrently serve on the Board of Directors are excluded from the above list.

2. On April 1, 2004, the following change was made in Executive Officer responsibility:
Hideaki Iwatani (Executive Officer): assigned the duty as Director, Corporate Management Division for North America and Chairman, Matsushita Electric Corporation of America

3) Remuneration for Directors and Corporate Auditors

Classification	Number	Fixed Remuneration Amounts (Million yen)	Details
Director	28	605	1. Maximum amount of allowance for directors’ remuneration is ¥1,200 million per annum (as decided at the 84th Ordinary General Meeting of Shareholders on June 27, 1991)
			2. The following amounts are not included in the fixed remuneration amounts.
			i) Salary as employees (including bonus) for those who are concurrently Directors and employees; ¥57 million
			ii) Directors’ bonuses based on proposed profit allocation; ¥200 million
			iii)Directors’ retirement benefits pursuant to resolution at the shareholders’ meeting; ¥288 million
Auditor	6	70	1. Maximum amount of allowance for auditors’ remuneration is ¥120 million per annum (as decided at the 74th Ordinary General Meeting of Shareholders on February 19, 1982)
			2. The following amounts are not included in the fixed remuneration amounts.
			i) Corporate auditors’ bonuses based on proposed profit allocation;
			¥15 million
			ii) Auditors’ retirement benefits pursuant to resolution at the shareholders’ meeting; ¥24 million

Total	34	675

(Note)	During the period, 9 directors and 2 corporate auditors retired, while a director and 2 corporate auditors were newly elected. As of March 31, 2004, there were 19 directors and 4 corporate auditors.

(5) Employees

(as of March 31, 2004)

Number of employees (Difference from the end of the preceding fiscal period)	Average age	Average length of service with the Company (years)
51,340	41.7	20.4
(–1,036)

(6) Business Affiliations

1)	Progress of business affiliations:

As a comprehensive electronics manufacturer, the Company maintains manufacturing, sales and service activities in various related business fields in close cooperation with the Matsushita Group companies in and outside of Japan.

2) Principal subsidiaries:

(as of March 31, 2004)

Company name	Capital stock	% of ownership	Principal business
Victor Company of Japan, Ltd.	¥ 34,115 million	52.6%	Manufacture and sale of audio, visual and computer-related electronic equipment for consumer and professional uses, and magnetic tape, disks and other media

Panasonic Communications Co., Ltd.	¥ 29,845 million	100.0	Manufacture and sale of fixed-line communications equipment including document-related products

Matsushita Electronic Components Co., Ltd.	¥ 23,012 million	100.0	Manufacture and sale of electric and electronic equipment, electronic components and electronic materials

Panasonic Mobile Communications Co., Ltd.	¥ 22,856 million	100.0	Manufacture and sale of mobile communications terminals, public access network-related equipment, and measuring and memory-related equipment

Panasonic Factory Solutions Co., Ltd.	¥ 15,000 million	100.0	Manufacture and sale of production systems such as circuit manufacturing and parts mounting equipment and systems

Matsushita Ecology Systems Co., Ltd.	¥ 12,092 million	100.0	Manufacture and sale of environment-related equipment and systems

Matsushita Refrigeration Company	¥ 11,942 million	100.0	Manufacture and sale of refrigerators, vending machines, compressors and heating and cooling components

Matsushita Battery Industrial Co., Ltd.	¥ 10,500 million	100.0	Manufacture and sale of primary and rechargeable batteries, chargers, uninterruptible power supply systems, battery-applied products and battery components

Matsushita Kotobuki Electronics Industries, Ltd.	¥ 7,907 million	100.0	Manufacture and sale of video, information and healthcare equipment, components and recycling equipment

Matsushita Industrial Information Equipment Co., Ltd.	¥ 3,000 million	100.0	Manufacture and sale of information terminals and power control and distribution equipment

Matsushita Electric Corporation of America	US$ 537.0 million	100.0	Manufacture and sale of various electric and electronic equipment, with regional headquarters functions

Matsushita Electric Europe (Headquarters) Ltd.	St£ 182.7 million	100.0	Sale of various electric and electronics products, with regional headquarters functions

Panasonic Mobile & Automotive Systems Czech s.r.o.	Czk 1,260.0 million	* 100.0	Manufacture and sale of cellular phones and car audio equipment

Matsushita Electric Asia Pte. Ltd.	Singapore$ 40.0 million	* 100.0	Sale of various electric and electronics products, with regional headquarters functions

Panasonic AVC Networks Singapore Pte. Ltd.	Singapore$ 25.0 million	* 100.0	Manufacture and sale of audio and related equipment

Panasonic AVC Networks Kuala Lumpur Malaysia Sdn. Bhd.	RM 120.0 million	100.0	Manufacture and sale of color TVs

Matsushita Electric (Taiwan) Co., Ltd.	NT$ 3,421.7 million	69.8	Manufacture and sale of various electric and electronic products

Matsushita Electric (China) Co., Ltd.	CNY 1,092.3 million	100.0	Sale of various electric and electronic products, with regional headquarters functions

Guangzhou Matsushita Air-Conditioner Co., Ltd.	CNY 282.1 million	* 67.8	Manufacture and sale of air conditioners

(Notes)	1. The percent with an asterisk (*) includes the indirect ownership.

2. On April 1, 2003, Matsushita Electronics (S) Pte. Ltd. was renamed Panasonic AVC Networks Singapore Pte. Ltd., and Matsushita Television & Network Systems Co., (Malaysia) Sdn. Bhd. was renamed Panasonic AVC Networks Kuala Lumpur Malaysia Sdn. Bhd. On June 9, 2003, Matsushita Communication Industrial Czech s.r.o. was renamed Panasonic Mobile & Automotive Systems Czech s.r.o. On October 1, 2003, Matsushita Industrial Equipment Co., Ltd. was renamed Matsushita Industrial Information Equipment Co., Ltd.

3) Results of business affiliations:

The Company’s consolidated financial results are summarized in the table below.

	Year ended March 31, 2003	Year ended March 31, 2004	Comparison 2004 / 2003
Net sales (in billions of yen)	¥7,401.7	¥7,479.7	101.1%
Income before income taxes (in billions of yen)	68.9	170.8	247.9%
Net income (loss) (in billions of yen)	(19.4)	42.1	+¥61.5
Net income (loss) per common share (in yen)	¥(8.70)	¥18.00	+¥26.70
Number of consolidated companies	384	372	(12)
Number of companies reflected by the equity method	48	59	+11

(Notes)	1. The Company’s consolidated financial statements are prepared in conformity with United States generally accepted accounting principles.
2. Amounts less than one-tenth of a billion yen have been omitted.
3. Net income (loss) per share amounts are calculated on a diluted basis, using the average number of issued shares outstanding during each period.

(7) Subsequent Events

As a result of the tender offer in which the Company purchased 140.55 million shares of Matsushita Electric Works, Ltd. (MEW) at the total cost of ¥147,187 million, MEW, PanaHome Corporation and their respective subsidiaries became consolidated subsidiaries of the Company on April 1, 2004.

Based on an agreement entered into with Minebea Co., Ltd., on April 1, 2004, certain businesses in the information equipment motor field of Matsushita were transferred to Minebea-Matsushita Motor Corporation, a joint venture of Matsushita and Minebea.

Balance Sheet

Assets	March 31, 2004 (in millions of yen)

Current assets	2,054,274

Cash and deposits	763,116
Trade notes receivable	17,755
Trade accounts receivable	565,113
Marketable securities	4,999
Other receivables	77,823
Deposits paid	211,391
Advance payments	12,929
Short-term loans	61,748
Deferred tax assets	144,652
Allowance for doubtful receivables	(6,860)
Finished goods, merchandise and semi-finished goods	100,850
Raw materials, supplies and work in process	91,417
Other current assets	9,336

Fixed assets	3,163,660

Tangible fixed assets	400,744
Buildings	160,757
Structures	5,717
Machinery and equipment	119,167
Vehicles	115
Tools, furniture and fixtures	18,456
Land	84,338
Construction in progress	12,191

Intangibles	29,788
Patent and trademark rights	3,400
Software	24,884
Facility utility and other rights	1,504

Investments and other assets	2,733,127
Investment securities	659,601
Investments in subsidiaries	1,732,169
Investments in equity, other than capital stock	14,433
Investments in equity of subsidiaries, other than capital stock	220,280
Allowance for investment loss	(96,356)
Long-term deposits paid	15,047
Long-term loans	3,015
Deferred tax assets	174,937
Other investments and other assets	10,000

Total assets	5,217,934

(Notes)	1.	In accordance with the Regulations concerning Corporate Financial Statements under the Japanese Commercial Code, amounts less than ¥1 million have been omitted. The sum of the subtotals may differ from the actual total.
	2.	Short-term receivables from subsidiaries	¥584,602 million
		Long-term receivables from subsidiaries	¥4,700 million
		Short-term payables to subsidiaries	¥765,234 million
		Long-term payables to subsidiaries	¥142,053 million
	3.	Accumulated depreciation of tangible fixed assets	¥1,238,735 million
	4.	Leased assets (computers, etc.) are not included in the above “Fixed assets.”

Liabilities	March 31, 2004 (in millions of yen)

Current liabilities	1,885,715

Trade notes payable	11,680
Trade accounts payable	462,457
Other payables	19,940
Accrued expenses	304,016
Reserve for bonuses	54,597
Accrued income taxes	670
Advance receipts	9,629
Deposits received	784,878
Employees’ deposits	77,407
Deposits from customers	7,628
Bonds (to be redeemed within 1 year)	100,000
Reserve for warranty costs	19,611
Reserve for sales promotion	24,790
Other current liabilities	8,408

Long-term liabilities	492,863

Bonds	200,000
Long-term deposits received	143,331
Employee retirement and severance benefits	149,532

Total liabilities	2,378,579

Shareholders’ Equity
Capital stock	258,740
Capital surplus	571,623
Capital reserve	567,414
Other capital surplus	4,209
Gains on disposal of treasury stock	4,209
Retained earnings	2,083,833
Legal reserve	52,748
Reserve for advanced depreciation	5,910
Reserve for dividends	81,000
Contingency reserve	1,858,680
Unappropriated retained earnings at end of period	85,493
Unrealized holding gains (losses) of available-for-sale securities, etc.	88,976
Treasury stock	(163,817)

Total shareholders’ equity	2,839,355

Total liabilities and shareholders’ equity	5,217,934

(Notes)	5.	Discounted export bills of exchange	¥104 million
	6.	Guarantees	¥1,331 million
	7.	Of the total net assets, the amount restricted from appropriation to dividends under Article 124, Paragraph 3 of the Japanese Commercial Code is ¥88,976 million.

Statement of Income

from April 1, 2003 to March 31, 2004
(in millions of yen)
Recurring Profit & Loss
Operating income and expenses
Net sales	4,081,485
Cost of sales	(3,347,349)
Selling, general and administrative expenses	(687,142)

Operating profit	46,993
Non-operating income and expenses
Non-operating income
Interest and dividend income	70,297
Other	32,240
Non-operating expenses
Interest expense	(16,533)
Other	(27,795)

Recurring profit	105,201

Non-recurring Profit & Loss
Non-recurring profit
Profit on sale of investment securities	9,071
Profit on sale of tangible fixed assets	8,530
Non-recurring loss
Loss on business restructuring	(37,677)
Loss on sale of investment securities	(659)
Loss on valuation of investment securities	(396)

Income before income taxes	84,069

Provision for income taxes
Current	(7,463)
Deferred	(17,107)

Net income	59,499

Unappropriated retained earnings at beginning of period	40,467
Interim dividend	(14,473)
Unappropriated retained earning at end of period	85,493

(Notes)	1.	In accordance with the Regulations concerning Corporate Financial Statements under the Japanese Commercial Code, amounts less than ¥1 million have been omitted. The sum of the subtotals may differ from the actual total.
	2.	Sales to subsidiaries	¥ 2,361,293 million
		Purchases from subsidiaries	¥ 1,963,346 million
		Turnover with subsidiaries other than sales and purchases	¥ 72,195 million
	3.	Net income per share	¥ 25.52
	4.	Loss on business restructuring is associated with the restructuring of several domestic and overseas businesses.

Summary of Significant Accounting Policies

1.	Valuation method of inventories:

Finished goods, semi-finished goods, work in process: Lower of cost (average) or market

Merchandise, raw materials, supplies: Lower of cost determined by last purchase price method, or market

2.	Valuation method of securities:

Investments in subsidiaries and affiliates: Valuation at cost, with cost determined by the moving average                                                                     method

Other securities

Items with a market value: market valuation method based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders’ equity. The cost of other securities sold is computed based on the moving average method.)

Items with no market value: valuation at cost, with cost determined by the moving average method

3.	Derivatives: Market valuation method
4.	Method of depreciation of tangible fixed assets:

A reasonable number of years of useful life is determined for different classes of fixed assets to reflect the effects of technical innovation on equipment obsolescence (typically reducing the legally stipulated years of useful life by around 20-30%). Depreciation is calculated using the declining balance method.

5.	Method of amortization of intangible assets:

With regard to the software used in the Company, amortization is computed on the straight-line method based on the logical, useful period of time. Other intangible assets are computed on the straight-line method based on standards identical to the method prescribed by corporate tax law.

6.	Provision of allowance for investment loss:

Loss on investments in affiliated companies in Japan and overseas is estimated according to Company regulations and taking into consideration the financial condition of those companies.

7.	Accrual for employee retirement and severance benefits:

Liabilities incurred for the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the year-end. The transfer obligation amounting to ¥42,077 million recognized at the adoption of new accounting standards (the transfer obligation excluding the substitutional portion amounting to ¥17,115 million) is being amortized on a straight-line basis over 15 years.

Prior service cost is recognized based on the straight-line method over the average service years of employees remaining at the time when the cost is incurred.

The actuarial gains and losses are amortized on a straight-line basis starting from the subsequent fiscal period, based on the average years of remaining service of employees at the time such actuarial gains and losses arose.

8.	Leases:

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.

9.	Basis of hedge accounting:

The Company applies deferral hedge accounting as defined in the accounting standards for financial instruments to its foreign exchange contracts, currency options, interest swap and commodity futures trading.

10.	Consumption tax, etc. are excluded from all items in the statement of income.

Proposed Allocation of Profit

(in yen)

Unappropriated retained earnings at end of period	85,493,727,557

Allocation proposed as follows:
Year-end dividend	17,967,658,993

¥7.75 per share	(	Ordinary Commemorative	¥6.25 per share ¥1.50 per share	)
Directors’ bonuses	230,000,000
Corporate auditors’ bonuses	17,000,000
Reserve for advanced depreciation	2,267,207,480
Contingency reserve	24,000,000,000

Unappropriated retained earnings carried forward to the next period	41,011,861,084

(Notes)	1.	An interim dividend in the aggregate of ¥14,473,015,750 (¥6.25 per share) was distributed (payable November 28, 2003).
	2.	The reserve for advanced depreciation is based on the provisions of special taxation measures law.

Copy of Report of Accounting Auditors

Independent Auditors’ Report

April 26, 2004

To:	The Board of Directors Matsushita Electric Industrial Co., Ltd.	AZSA & Co.
Masahiro Mekada Certified Public Accountant Koichi Kobori Certified Public Accountant Tsuyoshi Takeuchi Certified Public Accountant

We have audited the balance sheet, the statement of income, the business report and the proposed allocation of profit (referred to as “the financial statements” hereinafter) and the supplemental schedules of Matsushita Electric Industrial Co., Ltd. (the Company) for the 97th fiscal period ended March 31, 2004 for the purpose of reporting under the provisions of Article 2, Paragraph 1 of “The Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.” With respect to the aforementioned business report and the supplemental schedules, our audit was limited to those matters based on the accounting records of the Company. These financial statements and supplemental schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and supplemental schedules based on our audits as an independent auditor.

We conducted our audit in accordance with generally accepted auditing standards in Japan. Those auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedules are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplemental schedules. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements and supplemental schedules presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit also includes those considered necessary for the subsidiaries.

In our opinion,

(1)	the balance sheet and the statement of income present properly the financial position and the result of operations of the Company in conformity with related regulations and the Articles of Incorporation of the Company,
(2)	the business report, as far as the accounting data included in such report are concerned, presents properly the status of the Company in conformity with related regulations and the Articles of Incorporation of the Company,
(3)	the statement of proposed allocation of profit has been prepared in conformity with related regulations and the Articles of Incorporation of the Company, and
(4)	the supplemental schedules as far as the accounting data included in such schedules are concerned have been prepared in conformity with the provisions of the Commercial Code.

Subsequent events concerning the acquisition of common stock of Matsushita Electric Works, Ltd. are included in the business report.

We have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

(Note)	AZSA & Co. was merged with Asahi & Co. as of January 1, 2004.

Copy of Report of Corporate Auditors

Audit Report

The Board of Corporate Auditors, having received a report from each Corporate Auditor on the method and results of his audit on the performance of duties of Directors during the 97th fiscal period from April 1, 2003 to March 31, 2004 and, as a result of discussion, does hereby report the results of audit as follows:

1. Method of Audit

Each Corporate Auditor has performed examinations, in accordance with the audit policy and the distribution of audit responsibility among the Corporate Auditors set by the Board of Corporate Auditors, as follows:

(1)	Each Corporate Auditor has attended the meetings of the Board of Directors and other important meetings of the Company, received reports on the operations of the Company from Directors and employees, perused important documents including those subject to executive approval, conducted examination of conditions of business and assets at the head office and other major business offices, and requested from the Company’s subsidiaries reports on their operations when deemed necessary.
(2)	Each Corporate Auditor has also received from accounting auditors reports concerning accounting audit and their opinions and conducted examinations of accounting documents and important transaction records.
(3)	With respect to the Directors’ engaging in competing transactions, transactions involving conflict of interest between the Company and a Director, providing by the Company of a benefit without compensation, unusual transactions between the Company and its subsidiaries or shareholders and acquisition and disposition by the Company of its own shares – these various actions all being specified in Article 133, Paragraph 1 of the Japanese Commercial Code Enforcement Regulations, each Corporate Auditor has, in addition to the audit procedures described above, requested Directors and other parties reports on the state of compliance by Directors of laws and regulations, the state of enforcement of internal control measures as well as the transactions referred to above, and conducted investigations and examinations as deemed necessary.

2. Results of Audit:

In the opinion of the Board of Corporate Auditors:

(1)	with respect to the Directors’ execution of their duties, no unfair conduct, nor any material breach of laws, regulations or the Company’s Articles of Incorporation has been found; moreover, with regard to actions specified in Article 133, Paragraph 1 of the Japanese Commercial Code Enforcement Regulations, no violation of duties by any Director has been found; in addition, with regard to the Directors’ execution of their duties related to subsidiaries, nothing has been found that would necessitate comment;
(2)	the method of audit employed by AZSA & Co. and the result thereof are proper and fair;
(3)	the contents of the business report present fairly the position of the Company pursuant to laws and regulations and the Articles of lncorporation;
(4)	the proposed allocation of profit contains nothing particular to be commented on in the light of the condition of assets of the Company and other circumstances;
(5)	the supplemental schedules present fairly the matters to be described therein and contain nothing to be commented on.

April 27, 2004
Board of Corporate Auditors

	Kazumi Kawaguchi	Yoshitomi Nagaoka
	Senior Corporate Auditor	Senior Corporate Auditor

Yasuo Yoshino
Corporate Auditor

(Notes) 1.	Yasuo Yoshino is an outside corporate auditor as provided in Article 18, Paragraph 1 of “The Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing. etc. of Joint Stock Corporations.”
2.	Kiyosuke Imai resigned as Corporate Auditor on April 1, 2004. Accordingly, his name has not been included on the Audit Report.

[Reference Material for Exercise of Voting Rights]

1. Number of voting rights held by all shareholders	2,189,999

2. The bills and reference materials:

Bill No. 1: To approve the proposed allocation of profit with respect to the 97th fiscal period

It is proposed that the allocation of profit shall be made as shown in detail on Page 19 herein, taking into consideration the management environment and future business development.

With regard to the year-end dividend for this fiscal period, management hereby proposes that a cash distribution be made at the rate of 7.75 yen per share of common stock, consisting of a 6.25 yen ordinary dividend and a 1.50 yen special dividend to commemorate the 85th anniversary of the Company’s founding. If approved, total dividends for the 97th fiscal period, including the interim dividend already paid, will be 14.00 yen per share of common stock.

Bill No. 2: To make partial amendments to the Company’s Articles of Incorporation

(Summary of the Bill and Reasons for the Amendments)

1.	The Company will amend the provision regarding the business purpose of the Company in order to clarify the housing-related business as being one of the main businesses of the Company, which is the key business of Matsushita Electric Works, Ltd. and PanaHome Corporation both of which became subsidiaries of the Company from April 1, 2004 and positioned as important subsidiaries.

2.	Due to the “Law on Amendments to the Commercial Code and the Law concerning the Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations” (Law No. 132 of 2003) which came into effect on September 25, 2003, a company is permitted to purchase its own shares by a resolution of the Board of Directors as authorized by the Articles of Incorporation. In accordance with such amendments, the Company will introduce a new provision for the purchase of its own shares in order to make possible more flexible and agile capital management.

3.	Pursuant to the “Law on Amendments to the Commercial Code and Other Related Laws” (Law No. 44 of 2002) which came into effect on April 1, 2003, a system for the sale by a company of its own shares constituting less than a full unit has been established. In accordance with such amendments, the Company will amend certain provisions in order that shareholders holding shares constituting less than a full unit (a full unit consists of 1,000 shares) may request the Company to sell shares for the purpose of making such holder’s holding, when aggregated with the shares constituting less than a full unit held by such shareholder, constitute one full unit of shares.

4.	Pursuant to the “Law on Amendments to the Commercial Code and Other Related Laws” (Law No. 128 of 2001) which came into effect on April 1, 2002, the stock acquisition rights system has been established and the convertible bonds system has been abolished. Also, Convertible Bonds due March 31, 2004 of the Company, to which the current provision of the Company’s Articles of Incorporation applied, were redeemed in March 2004. In this connection, the Company will delete the provision regarding the timing of the conversion of convertible bonds and dividends.

5.	Certain articles shall be renumbered and certain language shall be revised due to the introduction of new provisions.

The current Articles and the proposed amendments are as follows:

(Underlined indicate parts modified)

Current Articles	Proposed Amendments

CHAPTER I	CHAPTER I
GENERAL PROVISIONS	GENERAL PROVISIONS

Article 3. (Purpose)	Article 3. (Purpose)
The purpose of the Company shall be to engage in the following businesses:	The purpose of the Company shall be to engage in the following businesses:
1.-13. (Texts are omitted herein)	1.-13. (Texts shall be the same as current Items
14. sale of woods and other construction materials	1.-13.)
and general merchandise;	14. manufacture and sale of buildings and other
15.-23. (Texts are omitted herein)	structures and components thereof;
15.-23. (Texts shall be the same as current Items
15.-23.)

CHAPTER II SHARES	CHAPTER II SHARES

(Newly introduced as shown on the right)	Article 6. (Purchase of Own Shares)
The Company may, pursuant to the provision of Article 211-3, Paragraph 1, Item 2 of the Commercial Code, by a resolution of the Board of Directors, purchase its own shares.

Articles 6-7. (Texts are omitted herein)	Articles 7-8. (Current Articles 6 and 7 shall be renumbered Articles 7 and 8 respectively and the texts thereof shall be the same as present)

(Newly introduced as shown on the right)	Article 9. (Sale of Shares Not Constituting A Full Unit)
A shareholder (including a beneficial shareholder; hereinafter the same interpretation being applicable) holding shares not constituting a full unit may request the Company, as provided for in the Company’s Share Handling Regulations, to sell to the shareholder such amount of shares which will, when aggregated with the shares not constituting a full unit held by such shareholder, constitute one full unit of shares.

Article 8. (Record Date)	Article 10. (Record Date)

The Company shall deem those shareholders (including beneficial shareholders; hereinafter the same interpretation being applicable) having voting rights whose names are registered as such in writing or in digital format on the register of shareholders (including register of beneficial shareholders; hereinafter the same interpretation being applicable) as of the end of each fiscal period as the shareholders entitled to exercise their rights as shareholders at the ordinary general meeting of shareholders for such fiscal period.

In addition to the preceding paragraph, the Company shall, by a resolution of the Board of Directors and upon giving prior public notice, determine those shareholders and registered pledgees whose names appear as such in writing or in digital format on the register of shareholders as of a designated date as the shareholders or pledgees entitled to exercise their rights.

The Company shall deem those shareholders having voting rights whose names are registered as such in writing or in digital format on the register of shareholders (including register of beneficial shareholders; hereinafter the same interpretation being applicable) as of the end of each fiscal period as the shareholders entitled to exercise their rights as shareholders at the ordinary general meeting of shareholders for such fiscal period.

In addition to the preceding paragraph, the Company shall, by a resolution of the Board of Directors and upon giving prior public notice, determine those shareholders and registered pledgees whose names appear as such in writing or in digital format on the register of shareholders as of a designated date as the shareholders or pledgees entitled to exercise their rights.

Article 9. (Transfer Agent)	Article 11. (Transfer Agent)

The Company shall appoint a transfer agent with respect to shares.

The transfer agent and its handling office shall be designated by a resolution of the Board of Directors, and public notice shall be given with regard thereto.

The register of shareholders and the register of lost share certificates of the Company shall be kept at the handling office of the transfer agent, and the handling business related to shares, such as registration of transfer of shares, purchase by the Company of shares not constituting a full unit, etc., shall be handled by the transfer agent and the Company shall not handle such business.

The Company shall appoint a transfer agent with respect to shares.

The transfer agent and its handling office shall be designated by a resolution of the Board of Directors, and public notice shall be given with regard thereto.

The register of shareholders and the register of lost share certificates of the Company shall be kept at the handling office of the transfer agent, and the handling business related to shares, such as registration of transfer of shares, purchase and sale by the Company of shares not constituting a full unit, etc., shall be handled by the transfer agent and the Company shall not handle such business.

Article 10. (Share Handling Regulations)	Article 12. (Share Handling Regulations)
Registration of transfers of shares, purchase by the Company of shares not constituting a full unit and other handling business related to shares of the Company shall be governed by, in addition to these Articles of Incorporation, the Share Handling Regulations established by the Board of Directors.	Registration of transfers of shares, purchase and sale by the Company of shares not constituting a full unit and other handling business related to shares of the Company shall be governed by, in addition to these Articles of Incorporation, the Share Handling Regulations established by the Board of Directors.

CHAPTER III	CHAPTER III
GENERAL MEETINGS OF SHAREHOLDERS	GENERAL MEETINGS OF SHAREHOLDERS

Article 11-35. (Texts are omitted herein)	Articles 13-37.	(Current Articles 11-35 shall be renumbered Articles 13-37 respectively and the texts thereof shall be the same as present)

Article 36. (Timing of Conversion of Convertible Debentures and Dividends)	(Current Article 36 shall be deleted)

With respect to the first payment of dividends on shares issued upon conversion of convertible debentures, such conversion shall be deemed to have been made at the beginning of the business year in which the application for conversion was made and the dividends shall be paid accordingly.

For the purpose of the application of the above provisions, the interim dividends pursuant to the provisions of Article 34 shall be deemed as the dividends and each of the periods from April 1 to September 30 and from October 1 to March 31 of the next following year shall be deemed a business year respectively.

CHAPTER VII	CHAPTER VII
MISCELLANEOUS RULES	MISCELLANEOUS RULES

Article 37. (Text is omitted herein)	Article 38. (The text thereof shall be the same as present)

Bill No. 3: To elect 19 directors

The terms of office of 19 directors currently in office, will expire at the conclusion of the 97th Ordinary General Meeting of Shareholders, and Haruo Ueno and Yoshiaki Kushiki will resign as directors at the same time.

In connection with this, election of 19 directors including 2 new directors is hereby proposed.

The particulars of the candidates are as follows:

Name and date of birth	Brief personal record (Parentheses indicate current posts representing other companies)		Ownership of the Company’s shares
(1) Yoichi Morishita	Apr. 1957	Joined the Company;	85,568 shares
June 23, 1934	Feb. 1987	Director of the Company;
	Feb. 1993	President of the Company;
	June 2000	Chairman of the Board of Directors.
(President of Denshi Kaikan K. K.)

(2) Masayuki Matsushita	Apr. 1968	Joined the Company;	7,913,351 shares
October 16, 1945	Feb. 1986	Director of the Company;
	June 1990	Managing Director of the Company;
	June 1992	Senior Managing Director of the Company;
	June 1996	Executive Vice President of the Company;
	June 2000	Vice Chairman of the Board of Directors.

(3) Kunio Nakamura	Apr. 1962	Joined the Company;	35,000 shares
July 5, 1939	June 1993	Director of the Company;
	June 1996	Managing Director of the Company;
	June 1997	Senior Managing Director of the Company;
	June 2000	President of the Company.

(4) Kazuo Toda	Apr. 1964	Joined the Company;	23,299 shares
February 13, 1941	June 1994	Director of the Company, and in charge of home appliance business;
	June 1996	Managing Director of the Company;
	June 1999	Senior Managing Director of the Company;
	June 2001	In charge of design;
	June 2002	In charge of Corporate Marketing Division for Panasonic Brand and Corporate Marketing Division for National Brand, Corporate Sales Strategy Division for National / Panasonic Retailers, Commodity Products and Electrical Supplies Sales, Advertising, Logistics, Corporate CS Division;
	June 2003	Executive Vice President of the Company, and Chairman of Corporate Brand Committee.

(5) Osamu Tanaka	Apr. 1963	Joined the Company;	20,750 shares
November 1, 1940	June 1995	Director of the Company;
	June 1997	Managing Director of the Company;
	June 1999	Senior Managing Director of the Company;
	June 2000	In charge of Recycling Business;
	June 2001	In charge of Public and Private Institutional Relations;
	June 2002	Representative in Tokyo;
	June 2003	Executive Vice President of the Company;
	Apr. 2004	In charge of Panasonic System Solutions Company.

Name and date of birth	Brief personal record (Parentheses indicate current posts representing other companies)		Ownership of the Company’s shares
(6) Yukio Shohtoku	Apr. 1963	Joined the Company;	30,037 shares
November 8, 1939	June 1994	Director of the Company, and Director of Corporate Management Division for China;
	June 1999	Managing Director of the Company;
	June 2000	In charge of Overseas Operations;
	June 2003	Executive Vice President of the Company, and in charge of Olympic Affairs.

(7) Takami Sano	Apr. 1966	Joined the Company;	21,923 shares
April 2, 1943	June 1998	Director of the Company, and Director of Corporate Industrial Sales Division;
	June 2000	Managing Director of the Company
	Apr. 2002	President of Factory Automation Company;
	June 2003	Senior Managing Director of the Company, President of Panasonic Automotive Systems Company, and in charge of Industrial Sales.

(8) Susumu Koike	Apr. 1970	Joined the Company;	17,562 shares
November 15, 1945	June 1998	Director of the Company, and in charge of semiconductor technology;
	Apr. 1999	In charge of semiconductor business, and Director of Matsushita Electronics Corporation;
	June 2000	Managing Director of the Company;
	Apr. 2001	President of Semiconductor Company;
	Apr. 2002	In charge of Device Engineering, Environmental Technology, and Production Engineering;
	June 2003	Senior Managing Director of the Company, and in charge of Technology, Intellectual Property and Camera Modules Business.

(9) Fumio Ohtsubo	Apr. 1971	Joined the Company;	18,000 shares
September 5, 1945	June 1998	Director of the Company, and Vice President of AVC Company;
	June 2000	Managing Director of the Company;
	June 2002	President of AVC Company, and in charge of Storage Devices Business;
	Jan. 2003	President of Panasonic AVC Networks Company;
	June 2003	Senior Managing Director of the Company.
(President of Kibi Matsushita Co., Ltd. and Katano Matsushita Co., Ltd.)

(10) Hidetsugu Otsuru	Apr. 1967	Joined the Company;	18,000 shares
August 20, 1943	June 1998	Director of the Company (resigned in March 1999);
	Apr. 1999	President of Matsushita Electronics Corporation;
	Apr. 2001	President of Display Devices Company;
	June 2001	Managing Director of the Company;
	June 2002	In charge of Quality Administration and Environmental Affairs;
	June 2003	In charge of Facility Management;
	Apr. 2004	In charge of Recycling Business Promotion.

(11) Tetsuya Kawakami	Apr. 1965	Joined the Company;	11,057 shares
December 7, 1941	June 1996	General Manager of Corporate Accounting Department;
	June 2000	Director of the Company, and in charge of Finance and Accounting;
	June 2003	Managing Director of the Company, and in charge of Finance and Accounting.

Name and date of birth	Brief personal record (Parentheses indicate current posts representing other companies)		Ownership of the Company’s shares
(12) Yoshitaka Hayashi	Apr. 1969	Joined the Company;	13,798 shares
June 7, 1946	Apr. 1999	Vice President of Home Appliance & Housing Electronics Company;
	June 2000	Director of the Company, and President of Home Appliance & Housing Electronics Company;
	Apr. 2001	Director of Corporate Marketing Division for National Brand, and in charge of Healthcare & Medical Business Center;
	Apr. 2003	In charge of Appliance Business, President of Matsushita Home Appliances Company, and in charge of Packaged Air-Conditioner Company and Healthcare Business Company;
	June 2003	Managing Director of the Company.

(13) Josei Ito	Mar. 1953	Joined Nippon Life Insurance Company;	12,000 shares
May 25, 1929	July 1981	Director of Nippon Life Insurance Company;
	July 1989	President of Nippon Life Insurance Company;
	June 1994	Director of the Company;
	Apr. 1997	Chairman of Nippon Life Insurance Company.
(Chairman of Nippon Life Insurance Company)

(14) Toshio Morikawa	Apr. 1955	Joined The Sumitomo Bank, Ltd.	5,000 shares
March 3, 1933		(currently Sumitomo Mitsui Banking Corporation);
	June 1980	Director of The Sumitomo Bank, Ltd.;
	June 1993	President of The Sumitomo Bank, Ltd.;
	June 1997	Chairman of the Board of The Sumitomo Bank, Ltd.;
	June 2000	Director of the Company;
	June 2002	Special Advisor of Sumitomo Mitsui Banking Corporation.

(15) Toshihiro Sakamoto	Apr. 1970	Joined the Company;	10,278 shares
October 27, 1946	Apr. 1996	General Manager of Corporate Overseas Planning Office;
	June 1998	President of Matsushita Electric (Taiwan) Co., Ltd.;
	June 2000	Director of the Company, and Vice President of AVC Company in charge of Visual Products Group;
	June 2001	Senior Vice President of AVC Company;
	June 2003	In charge of Corporate Planning.

(16) Shinichi Fukushima	Apr. 1971	Joined the Company;	6,005 shares
November 13, 1948	Oct. 1995	Assistant General Manager of Corporate Personnel Dept. of the Company;
	Apr. 1997	General Manager of Corporate Personnel Dept. of the Company;
	June 2003	Director of the Company, and in charge of Personnel and General Affairs.

Name and date of birth	Brief personal record (Parentheses indicate current posts representing other companies)		Ownership of the Company’s shares
(17) Masaharu Matsushita	May 1940	Joined the Company;	9,598,637 shares
September 17, 1912	Oct. 1947	Director of the Company;
	Jan. 1961	President of the Company;
	Feb. 1977	Chairman of the Board of Directors;
	June 2000	Honorary Chairman of the Board of Directors and Executive Advisor.
(Chairman of Matsushita Electric Employee Cooperative Society, Inc.)
(President of Matsushita Real Estate Co., Ltd.)
(Chairman of PHP Institute Inc.)

(18) Masaki Akiyama*	Apr. 1968	Joined the Company;	11,884 shares
June 29, 1943	June 1998	Senior Managing Director of Matsushita Communication Industrial Co., Ltd.;
	June 2000	Director of Corporate Systems Solutions Division of the Company;
	June 2001	Director of the Company (resigned in June 2003);
	Oct. 2001	Director of Corporate Broadband Systems Division of AVC Company;
	Jan. 2003	President of Panasonic System Solutions Company;
	June 2003	Executive Officer of the Company, and in charge of Corporate eNet Business Division.

(19) Mikio Ito*	Apr. 1969	Joined the Company;	5,000 shares
November 29, 1946	Apr. 1997	General Manager of Industrial Relations Dept. of the Company;
	Apr. 2001	Assistant Director of Tokyo Branch, and General Manager of Corporate External Relations Group of the Company;
	June 2003	Director of Tokyo Branch.

(Notes)	1. No conflicting interest exists between the Company and any of the above candidates.
2. An asterisk(*) denotes a candidate to be newly elected as director.
3. Josei Ito and Toshio Morikawa are outside directors as provided by the Japanese Commercial Code.

Bill No. 4: To elect 2 corporate auditors

The term of office of a corporate auditor currently in office, namely Yoshitomi Nagaoka will expire at the conclusion of the 97th Ordinary General Meeting of Shareholders and will retire as a corporate auditor. Kiyosuke Imai resigned as a corporate auditor on April 1, 2004, as Matsushita Electric Works, Ltd. became a wholly-owned subsidiary of the Company.

In connection with this, election of two corporate auditors is hereby proposed.

Prior consent of the Board of Corporate Auditors has been obtained as to this proposal.

The particulars of the candidates are as follows:

Name and date of birth	Brief personal record		Ownership of the Company’s shares
(1) Yukio Furuta	Apr. 1969	Joined the Company;	5,000 shares
September 20, 1944	June 1995	Director of Matsushita Electronics Corporation;
	Apr. 2001	Director of Corporate Manufacturing & Development Division of Semiconductor Company;
	June 2003	Vice President of Semiconductor Company.

(2) Ikuo Hata	Apr. 1957	Appointed as judge;	0 share
August 6, 1931	Apr. 1992	President of Osaka District Court;
	Sept. 1995	Registered as an attorney-at-law (Osaka Bar Association);
	June 1998	Vice Board Chairman of Japan Federation of Arbitration Associations;
	July 2001	Member of Supreme Court Committee on Construction-related Disputes.

(Notes)	1. No conflicting interest exists between the Company and any of the above candidates.

2. Ikuo Hata is an candidate for an outside corporate auditor as provided in Paragraph 1 of Article 18 of “The Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.”

Bill No. 5: To grant retirement allowances to retiring directors for their meritorious service

It is proposed that retirement allowances be granted to Messrs. Haruo Ueno and Yoshiaki Kushiki, who will retire as directors upon expiration of their terms at the conclusion of this shareholders’ meeting, in respective amounts within a specified range according to the Company’s standards.

The decision as to the exact amounts to be granted and the time and method of payment is to be entrusted to the Board of Directors.

Brief personal careers of the above directors are as listed below:

Name	Brief personal career
Haruo Ueno	June 1998 Director of the Company;
June 2001 Managing Director of the Company.

Yoshiaki Kushiki	June 1999 Director of the Company;
June 2001 Managing Director of the Company.

Bill No. 6: To grant retirement allowances to retiring corporate auditors for their meritorious service

It is proposed that retirement allowances be granted to Yoshitomi Nagaoka, who will retire as a corporate auditor upon expiration of his term at the conclusion of this shareholders’ meeting, as well as to Kiyosuke Imai, who resigned as a corporate auditor as of April 1, 2004, in respective amounts within a specified range according to the Company’s standards.

The decision as to the exact amounts to be granted and the time and method of payment is to be made by the Company’s corporate auditors upon their mutual consultation.

Brief personal careers of the above corporate auditors are listed below:

Name	Brief personal career
Yoshitomi Nagaoka	June 2001 Senior Corporate Auditor (full-time) of the Company.

Kiyosuke Imai	June 2000 Corporate Auditor of the Company;
Apr. 2004 Resigned as Corporate Auditor.

[Reference Material]

Consolidated balance sheet and statement of income of the Company

Consolidated balance sheet and statement of income of the Company are as follows. Please note the Company’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States.

Consolidated Balance Sheet

Assets	March 31, 2004 (in millions of yen)

Current assets	3,774,977

Cash and cash equivalents	1,275,014
Time deposits	170,047
Marketable securities	2,684
Trade receivables (notes and accounts)	1,067,667
Inventories	777,540
Other current assets	482,025

Noncurrent receivables	280,398

Investments and advances	1,237,427

Property, plant and equipment, net of accumulated depreciation	1,209,502

Other assets	935,708

Total assets	7,438,012

Liabilities	March 31, 2004 (in millions of yen)

Current liabilities	2,569,786

Short-term borrowings	290,208
Trade payables (notes and accounts)	784,734
Other current liabilities	1,494,844

Long-term debt	460,639
Other long-term liabilities	827,896

Total liabilities	3,858,321

Minority interests	128,115

Stockholders’ Equity
Common stock	258,740
Capital surplus	1,230,476
Legal reserve	83,175
Retained earnings	2,442,504
Accumulated other comprehensive income (loss)	(399,502)
Treasury stock	(163,817)

Total stockholders’ equity	3,451,576

Total liabilities and stockholders’ equity	7,438,012

(Note)	Accumulated other comprehensive income (loss) breakdown:
	Cumulative translation adjustments	¥(282,287) million
	Unrealized holding gains of available-for-sale securities	¥88,104 million
	Unrealized gains of derivative instruments	¥6,676 million
	Minimum pension liability adjustments	¥(211,995) million

Consolidated Statement of Income

from April 1, 2003 to March 31, 2004
(in millions of yen)

Net Sales	7,479,744
Cost of sales	(5,313,065)
Selling, general and administrative expenses	(1,971,187)

Operating profit	195,492
Other income (deductions):
Interest income	19,564
Dividend income	5,475
Gain from the transfer of the substitutional portion of the Employees Pension Funds	72,228
Interest expense	(27,744)
Restructuring charges	(45,056)
Write-down of investment securities	(52,492)
Other income (loss), net	3,355

Income before income taxes	170,822

Provision for income taxes	(98,535)
Minority interests	(19,618)
Equity in earnings (losses) of associated companies	(10,524)

Net income	42,145

(Notes)	1.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of income and note 4 for U.S. GAAP reconciliation.
	2.	Due to revised local enterprise income tax laws in light of a new pro-forma standard taxation system that was promulgated in March 2003, the Company revaluated deferred tax assets and increased provision for income taxes by 8,614 million yen in the consolidated statement of income.
	3.	In fiscal 2003, the Company and certain of its subsidiaries obtained approvals from Japan’s Ministry of Health, Labor and Welfare for exemption from the past benefit obligation with respect to the portion of the Employees Pension Funds that the Company and certain of its subsidiaries operated for the Government (the so-called “substitutional portion”), and transferred the substitutional portion to the Government in December 2003 or later. Gain from the transfer of the substitutional portion of the Employees Pension Funds of 72,228 million yen is reported as other income in the consolidated statement of income.
	4.	“Restructuring charges” in “Other income (deductions)” of the consolidated statement of income includes expenses associated with the implementation of early retirement programs at certain domestic companies. “Other income (loss), net” includes business restructuring expenses. such as impairment losses and other expenses associated with the closure or integration of several manufacturing facilities. Under accounting principles generally accepted in the United States, these changes are included as part of operating profit in the statement of income.

Disclaimer Regarding Forward-Looking Statements

This Notice includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this Notice do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this Notice. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

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